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TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta, January 30, 2012 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Wednesday, February 15, 2012 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman’s 2011 year end results. Participants will include John A. Manzoni, President and Chief Executive Officer, and members of senior management. Talisman expects to release its results the morning of February 15 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST) 10 minutes prior to the conference call.

Conference Operator Dial in Numbers
1-888-231-8191 (North America) or
1-647-427-7450 (Local Toronto & International)

A replay of the conference call will be available at approximately 2:00 p.m. MST on Wednesday, February 15, 2012 until 9:59 p.m. MST Wednesday, February 22, 2012. If you wish to access this replay, please call:

1-855-859-2056 (North America) passcode 46439756 or
1-416-849-0833 (Local Toronto & International) passcode 46439756

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://event.on24.com/r.htm?e=398923&s=1&k=DB5EABB7EF0FC7B509EB0ED047FE8606

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President                                                                                     Anil Aggarwala
Corporate & Investor Communications                                                                   Manager, Investor Relations
Phone: 403-237-1196 Fax:  403-237-1210                                                                   Phone:  403-237-1145 Fax: 403-237-1902
Email:  tlm@talisman-energy.com                                                                             Email:      tlm@talisman-energy.com

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